Ronit Fischer Senior Counsel 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4816 212.407.4000 646.619.4967
rfischer@loeb.com

June 17, 2009

Ms. Pamela Long Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	TransTech Services Partners Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed June 11, 2009 File No. 0-52657

Dear Ms. Long:

On behalf of our client, TransTech Services Partners Inc, a Delaware corporation (“Company”), we transmit herewith for filing with the Securities and Exchange Commission (“Commission”) one complete electronic version of the Company’s revised Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

The Company is also furnishing the Commission’s staff (“Staff”) with three marked courtesy copies of the Proxy Statement. The Proxy Statement responds to the comments set forth in the Staff’s letter dated June 17, 2009 (“Staff’s Letter”).

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Proxy Statement.

Ms. Pamela Long June 17, 2009 Page 2

Preliminary Proxy Statement on Schedule 14A

1.
We note your response to prior question 5 of our letter dated May 29, 2009. We presume that you are referring to Item 14(b)(8)-(10) of Schedule 14A which excludes smaller reporting companies from providing the financial data pursuant to Item 301 of Regulation S-K. However, Item 14(c)(2) of Schedule 14A requires companies to furnish audited and interim financial statements. Please provide financial data pursuant to Item 14(c)(2) of Schedule 14A.

Pursuant to our conversation with the Staff, we will be discussing this comment post-filing.

What vote is required to adopt the Distribution Proposal?, page 9

2.
In response to this question, please clarify that the Distribution Proposal will not be carried out unless the Charter Amendment Proposal (requiring a 95% affirmative vote) is approved. We note that you have this disclosure elsewhere in your proxy statement, but believe that it would be helpful to investors to highlight this here, since both the majority vote and approval of the Charter Amendment Proposal are necessary to implement the Distribution Proposal.

The disclosure has been revised in accordance with the Staff’s comments.

What will happen if each proposal is not approved?; What will happen if I abstain from voting or fail to vote?, page 11

3.
Please clarify that the board many adjourn the meeting and seek additional approval for the Continuation Proposals and/or the Dissolution Proposal only if the shareholders have approved the Adjournment Proposal.

The disclosure has been revised to clarify the Board of Directors may adjourn the meeting only for the Dissolution Proposal and then only if the stockholders approve the Adjournment Proposal.

Who is paying for this proxy solicitation, page 12

4.
We note that the disclosure does not delete the term “or by other means of communication” in response to our prior comment 9. Please revise to delete the following term “or by other means of communication.” (Emphasis added).

The language has been deleted in accordance with the Staff’s comments.

Ms. Pamela Long June 17, 2009 Page 3

Proposal 3 — The Election of Directors, page 27

5.
We note your disclosure that on June 5, 2009, the parties entered into a settlement pursuant to which Opportunity Partners L.P. withdrew its proxy, you agreed to hold the meeting for the election of directors on June 30, 2009 and the Chancery Court modified its earlier order to allow you to hold your meeting on June 30, 2009. Please revise to include all other material terms of your settlement with Opportunity Partners L. P. See Regulation M-A and Related  Rules, July 2001 Interim Supplement to Publicly Available Telephone Interpretations, section G, Schedule 14A & Other Proxy Rules, Question 3  which can be found on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

The disclosure has been revised to include a description of the material terms of the settlement in accordance with the Staff’s comments.

Proposal 4 — The Dissolution and Plan of Distribution Proposal, page 37

6.
We note your response to prior comment 17. If you do not have arrangements with any creditor to reduce the amounts owed, please remove your references to “reduced amount[s] agreed to by the relevant creditor” here and elsewhere in your proxy statement, as this may imply to shareholders some likelihood that liabilities to creditors will be reduced.

The disclosure has been revised in accordance with the Staff’s comments.

Proposal 5 — The Adjournment Proposal1.page 39

7.
Further to our view that an adjournment to solicit additional proxies to be a substantive matter not incidental to a meeting that requires separate shareholder approval, we note that shareholders who want to dissolve the company and not continue it may wish to approve adjournment to solicit additional proxies in favor of the dissolution but not the continuation. Similarly, shareholders who want to continue the company may not want to vote in favor of its dissolution or the adjournment and solicitation of additional proxies for that purpose. Therefore, rather than asking investors to vote on a single proposal to adjourn the meeting and allow the board to solicit additional proxies for the meeting generally, please provide investors separate opportunities to vote on the adjournment of the meeting for purposes of soliciting additional proxies for the Continuation Proposals and for the Dissolution Proposal.

Ms. Pamela Long June 17, 2009 Page 4

Please see our response to comment 3.

Under separate cover attached hereto, the Company is filing a letter acknowledging that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ronit Fischer

Senior Counsel

Transtech Services Partners, Inc.
445 Fifth Avenue, Suite 30H
New York, NY, 10016

June 17, 2009

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TransTech Services Partners Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed May 22, 2009 File No. 0-52657

Dear Ms. Long:

TransTech Services Partners Inc, a Delaware corporation (the “Company”), filed a revised preliminary proxy statement on Schedule 14A (File No. 0-52657) (the “Proxy Statement”) on June 11, 2009, and it received a comment letter from the staff of the Division of Corporation Finance dated June 17, 2009.  The Company hereby acknowledges the following:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing of the Proxy Statement;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of the proxy statement; and

3.	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRANSTECH SERVICES PARTNERS INC.

Suresh Rajpal
Suresh Rajpal
Chairman of the Board, President and Chief Executive Officer